GPI
GAMING PARTNERS INTERNATIONAL®

July 18, 2011

Mr. Jeffrey Gerstel
Enclave Asset Management LLC
6458 Enclave Way
Boca Raton, FL 33498

Dear Mr. Gerstel:

The Board of Directors of Gaming Partners International Corporation (GPIC) is in receipt of your letter dated July 8, 2011 and has seen many of your numerous correspondences to our Chairman and to the management team. We provide this response.

First, we stand behind all GPIC public disclosures. We fully disclose all material information required for investors to evaluate our results and understand the prospects for future results. As you well know, discussions with individual investors are inappropriate if they involve material information not otherwise disclosed to the investing public. We will not engage in these types of discussions.

Second, we stand behind our management team, the results they have achieved and plans for the future. Our stock is trading near its three year high, nearly double the share price during the summer of 2008. We have preserved and increased shareholder value during very tough economic times, particularly tough for the gaming industry. Further, we paid special dividends of 12.5 and 18.25 cents per share in 2009 and 2010, respectively.

While we are always looking for opportunities to improve results, we are satisfied we are headed in the right direction.

Respectfully,

Board of Directors
Gaming Partners International Corporation

GAMING PARTNERS INTERNATIONAL CORPORATION
1700 Industrial Road, Las Vegas, NV 89102 USA
Phone: 1-800-728-5766 - Phone: 702-384-2425 - Fax: 702-384-1965 - www.gpigaming.com - info@gpigaming.com